FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of  May, 2005
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                            PROGEN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

              2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X  Form 40-F
                                    ---          ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes    No X
                                   ---   ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     Attached as Exhibit 1 is a copy of the Company's Appendix 3B, New issue announcement, dated May 23, 2005 and as Exhibit 2 Company Announcement of Initiation of PI-88 Phase II First Line Melanoma trial dated May 23, 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Progen Industries Limited

                                         /s/ Linton Burns

Date: May 23, 2005                       By: Linton Burns, Company Secretary
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                                  EXHIBIT INDEX

Exhibit Number                           Description
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Exhibit 1           Copy of the Company's Appendix 3B, New issue announcement, dated May 23, 2005
Exhibit 2 Company Announcement of Initiation of PI-88 Phase II First Line Melanoma trial dated May 23, 2005.